NOVA ENERGY, INC.

09/03/2009

United States

Securities and Exchange Commission

Washington D.C. 205549

Re:  Nova Energy, Inc.

        Registration Statement on Form 10

        File No. 0-27693

Re:   Fax number change notice.

Attention: John Lucas

Two whom it may concern;

Please be advised that the fax number that you have for Nova Energy, Inc. has been changed to 801 640 2600, effective March 9th 2009.

If you have any questions please call me at 775 720 9411.

Thank you for your attention to this matter.

Respectfully;

/s/ Daymon Bodard

Daymon Bodard

President

Nova Energy, Inc.